UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}           ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal years ended December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

OR

{ }                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTENERGY CORP. SAVINGS PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Report on Audits of Financial Statements and
Supplementary Information
December 30, 2005 and 2004 and the One-Day Period
Ended December 31, 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2005 and December 30, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 30, 2005 and 2004 and the One-Day Period Ended
December 31, 2005	3

Notes to Financial Statements	4-12

Supplemental Schedule:
Schedule H - line 4i - Schedule of Assets (Held at End of Year)	13

All other schedules of additional financial information are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2005 and December 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the periods then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2005 and December 30, 2005 and 2004 and the changes in its net assets available for benefits for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

BOBER, MARKEY, FEDOROVICH & COMPANY

May 25, 2006

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
As of December 31,2005 and December 30, 2005 and 2004

	December 31,	December 30,	December 30,
Assets	2005	2005	2004

Investment in FirstEnergy Corp. Savings Plan Master Trust	$2,034,067,248	$2,034,067,248	$1,853,724,935
Participant loans	35,292,036	35,292,036	33,342,687
Net assets available for benefits	$2,069,359,284	$2,069,359,284	$1,887,067,622

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 30, 2005 and 2004 and the One-Day Period Ended
December 31, 2005

	One-Day Period	Year	Year
	Ended	Ended	Ended
	December 31, 2005	December 30, 2005	December 30, 2004

Additions:
Contributions
Employee	$-	$79,770,727	$74,444,070
Employer	-	4,920,459	35,508,355
Total contributions	-	84,691,186	109,952,425

Investment income:
Interest and dividends	-	78,003,083	67,559,695
Net appreciation in fair value
of investments (Note 5)	-	140,255,139	129,549,163
Total investment income	-	218,258,222	197,108,858

Total additions	-	302,949,408	307,061,283

Deductions:
Distributions to Participants	-	(113,432,180)	(125,626,144)
ESOP interest	-	(5,554,249)	(9,655,000)
Fees	-	(1,671,317)	(1,786,801)
Total deductions	-	(120,657,746)	(137,067,945)

Increase in net assets available for benefits	-	182,291,662	169,993,338

Net assets available for benefits, beginning of period	2,069,359,284	1,887,067,622	1,717,074,284

Net assets available for benefits, end of period	$2,069,359,284	$2,069,359,284	$1,887,067,622

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

1.	Description of the Plan

The FirstEnergy Corp. Savings Plan (the Plan) provides eligible employees of FirstEnergy Corp. (FirstEnergy) and its subsidiaries, collectively referred to as the Companies, a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies currently match employee contributions with shares of FirstEnergy common stock (see Note 7) held in the Employee Stock Ownership Plan (ESOP) except for most of the former GPU union participants that are currently matched in cash. However, according to the Plan, the Companies can alternatively make all contributions in cash. Employees may invest their contributions in other investment options (the Funds) and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but not Title IV as it is an individual account plan. Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

Every permanent FirstEnergy employee is eligible to become a participant in the Plan, herein referred to as an employee or Participant, immediately at commencement of employment.

Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

The Plan was amended to change the Plan Year (Fiscal Year) to the twelve months ending December 31. As a result, there is a one-day short Plan year.

Securities in the ESOP Account
The ESOP purchased a total of 10,654,114 shares of Ohio Edison (OE) common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy, shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

The Plan borrowed $200 million, referred to herein as the ESOP Loan, at a rate of 10% from OE to fund the purchase of the stock. In October 2005, the ESOP Loan was refinanced at a rate of 4.4%. The Plan recognized and capitalized interest expense of $5,070,830 on the original ESOP loan obligation for the period December 31, 2004 through October 31, 2005. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2008; principal payments of $16,480,208 are due each December 31 through 2008. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Participants. As of December 31, 2005 and December 30, 2005, the ESOP Loan balance was $65,920,831 and $60,850,000 as of December 30, 2004.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

ESOP Allocation
As principal and interest payments are made on the ESOP Loan, shares of FirstEnergy common stock are released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they are made available for contribution to Participants’ accounts. In January 2006, an interest payment of $483,419 was made which led to the release of 10,818 shares. The interest payment is recorded as a payable as of December 31, 2005 and December 30, 2005. In December 2004, an interest payment was made of $9,655,000 which led to the release of 228,386 shares.

In January 2006, a principal payment of $16,480,208 was made which led to the release of 368,788 shares. This principal payment is recorded as a payable at December 31, 2005 and December 30, 2005. In December 2004, a principal payment of $35,700,000 was made which led to the release of 844,474 shares.

The Companies’ matching contribution to each Participant's account is computed the Thursday following the end of each pay period based on the Companies' matching contribution percentages (see Note 7) and on the quoted market price of FirstEnergy common stock when contributed. During 2005 there were 800,012 ESOP shares and during 2004 there were 913,135 ESOP shares contributed to Participants’ accounts. In 2005, 239,269 ESOP shares and in 2004, 232,746 ESOP shares were realized related to the reinvestment of dividends on the ESOP shares.

As of December 31, 2005 and December 30, 2005, there were 1,583,329 shares and as of December 30, 2004, 2,389,530 shares held in the ESOP Unallocated Fund at market values of $77,567,288 and $94,410,350, respectively, and 6,897,455 and 7,201,364 shares, respectively, held in the ESOP Allocated Fund at market values of $337,906,316 and $284,525,899. The market value of the ESOP common stock is measured by the quoted market price.

PAYSOP
A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section 501(a) of the Code.

Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the fund a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year. The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution other than for the reimbursement of PAYSOP administrative expenses.

On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

Prior to February 11, 2002, dividends were paid annually to Participants in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price. As of February 11, 2002, dividends are payable quarterly to Participants and Participants will also have the option to reinvest dividends back into the PAYSOP Fund. The market value of the PAYSOP Fund was $4,551,642 as of December 31, 2005 and December 30, 2005 and $3,735,901 as of December 30, 2004.

2.    Summary of Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

The amount shown herein as the investment in the FirstEnergy Corp. Savings Plan Master Trust (the Trust) as of December 31, 2005 and December 30, 2005 and 2004 reflects the fair value of the assets held in such Trust and the Plan’s relative interest in the Trust. The Plan’s participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

Investment income from the Trust for the periods ended December 31, 2005 and December 30, 2005 and 2004, consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the Trust.

The market value of the Fund is measured at the market value per share determined by the investment manager except for funds A, B, L and N. See Note 4 for the methodology used to determine fair value for each of these funds.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid for by the Companies.

3.   Plan Termination

Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.    Descriptions of Funds

The following are brief descriptions of the Funds available to Participants as of December 31, 2005 and December 30, 2005:

Fund A - Company Common Stock Fund
This Fund consists entirely of shares of FirstEnergy common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and dividend income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

Fund B - Capital Preservation Fund
This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks.

Fund C - S&P 500 Index Fund
This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and dividend income.

Fund D - Allegiant Small Cap Value Fund
This Fund invests primarily in securities of well-financed small cap companies at a substantial discount to what the manager believes are takeover values. The manager is National City Bank and the mutual fund name is Allegiant Multi-Factor Small Cap Value. The objective of the Fund is to match or exceed the returns of the Russell 2000 Value Index over time.

Fund E - Large Cap Value Fund
The Fund seeks long-term capital appreciation and income by focusing on domestic large company equities that are selling at modest prices to earnings multiples. Shares are usually held for the long-term. Only extreme valuations or major changes to a company’s fundamentals will trigger a sale. The portfolio manager is Davis Selected Advisors, L.P. and the mutual fund name is Selected American Fund. The performance objective is to match or exceed the S&P/Barra Large Cap Value Index over time.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

Fund F - Mid Cap Value Fund
The Fund seeks long-term capital appreciation by investing in mid-sized companies that are less closely monitored by the investment community as evidenced by low institutional ownership and analyst coverage. The goal is to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market value. The manager believes that these factors may cause shares to be undervalued. The manager may sell a stock when its price no longer compares favorably with the company’s private market value. The portfolio manager is Lord Abbett Management and the mutual fund name is Lord Abbett Mid Cap Value Fund.

    Fund G - Mid Cap Growth Fund
The Fund seeks long-term capital appreciation by investing in mid cap companies that are leaders in attractive growth markets and in securities of higher risk accelerating growth companies. These securities are driven by product cycles, favorable sector conditions or other company specific factors expected to produce rapid sales and earnings growth. The Fund’s investments are usually bought and sold relatively frequently. The portfolio manager is Artisan Capital and the mutual fund name is Artisan Mid-Cap Fund.

Fund H - Small Cap Growth Fund
The Fund seeks long term capital appreciation by investing in small companies that are positioned for above-average growth in revenues, earnings or assets. Both qualitative and quantitative analysis is used to evaluate companies for distinct and sustainable competitive advantages which are likely to lead to growth in earnings and share price. The portfolio manager is Franklin Advisers, Inc. The mutual fund name is Franklin Small Cap Growth II Fund.

Fund I - Bond Fund
The Fund seeks to maximize total return consistent with the preservation of capital by investing at least 65% of its assets in a diversified portfolio of intermediate term fixed income investments of varying maturities. The Fund invests primarily in investment grade debt but may invest up to 10% of its assets in high yield securities rated B or higher. The Fund may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio manager is PIMCO and the mutual fund name is PIMCO Total Return Fund.

Fund J - Self Managed Fund
Participants may invest in a self-managed brokerage account available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

Fund K - EuroPacific Growth Fund
This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation.

Fund L - Loan Fund
The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent at the date of entry into the loan, and range from 5.0% to 10.8%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 30 years. The maximum loan amount is $50,000.

Fund M - Allegiant Large Cap Equity Growth Fund
This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

Fund N - DQE Frozen Stock Fund
This Fund consists entirely of shares of Duquesne Light Holdings, Inc. ("DQE") common stock. These investments were transferred from the former Beaver Valley Power Station 401(k) Plan. The market value of the common stock is measured by the quoted market price. The Fund is frozen to contributions from Participants and allows withdrawals by Participants in accordance with the Plan document.

Fund O - Fidelity Puritan Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles. Approximately 60% of assets are invested in stocks and 40% in bonds and other debt securities. The market value of this Fund is measured by the quoted market price.

Fund P - Conservative Lifestyle Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a lower risk tolerance. The market value of this Fund is measured by the quoted market price.

Fund Q - Moderate Lifestyle Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with moderate risk tolerance. The market value of this Fund is measured by the quoted market price.

Fund R - Aggressive Lifestyle Fund
This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a high level of risk tolerance. The market value of this Fund is measured by the quoted market price.

5.	Investments

    The Plan’s investments are maintained in investment funds and shares of common stock of FirstEnergy and DQE, as described in Note 4.

The investments reflected in the December 31, 2005 and December 30, 2005 Statement of Net Assets Available for Benefits represent the Plan’s 98.2% share and in December 30, 2004, 98.0% share of total investments held in the Trust.

The total fair value of net assets held in the FirstEnergy Corp. Savings Plan Master Trust is summarized as follows:

	December 31,	December 30,	December 30,
	2005	2005	2004

Cash and cash equivalents	$18,959,294	$18,959,294	$4,413,164
FirstEnergy common stock	588,127,289	588,127,289	482,330,366
Capital preservation investments	423,058,384	423,058,384	400,849,081
Domestic equity stocks	650,212,187	650,212,187	650,220,569
International equity stocks	112,357,809	112,357,809	81,428,430
Other equities	47,808,521	47,808,521	44,696,947
Balanced	227,141,784	227,141,784	221,074,046
Bonds	64,388,994	64,388,994	64,422,141
Participant loans	36,483,635	36,483,635	34,432,222
Interest receivable	2,269,551	2,269,551	1,960,698
Employer contribution receivable	2,385,835	2,385,835	-
Pending sale transactions	594,807	594,807	520,905
ESOP liability	(65,920,831)	(65,920,831)	(60,850,000)
Accrued interest	(483,419)	(483,419)	-
Accrued fees	(302,242)	(302,242)	(70,130)
Total investments at fair value	$2,107,081,598	$2,107,081,598	$1,925,428,439

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

The net investment income in the FirstEnergy Corp. Savings Plan Trust for the periods ended December 31, 2005 and December 30, 2005 and 2004 were as follows:

	December 31,	December 30,	December 30,
	2005	2005	2004

Dividends and interest income	$-	$79,434,439	$68,767,393
Net appreciation in fair value of investments	-	140,870,194	131,305,351
Net investment gain	$-	$220,304,633	$200,072,744

           The net appreciation (depreciation) of the Trust’s investments for 2005 and 2004 and the one-day period ended December 31, 2005 was as follows:

	December 31,	December 30,	December 30,
	2005	2005	2004

Bonds	$-	$(1,064,803)	$(241,769)

Domestic stocks	-	10,480,384	52,494,169

International stocks	-	13,156,392	11,717,082

Balanced Funds	-	4,352,895	12,502,349

FirstEnergy common stock	-	113,945,326	54,833,520

Total	$-	$140,870,194	$131,305,351

The following presents the market value of investments that represent 5 percent or more of the Trust’s net assets are separately identified below as of December 31, 2005 and December 30, 2005 and 2004:

	December 31,	December 30,	December 30,
	2005	2005	2004

FirstEnergy Common Stock	$588,127,289	$588,127,289	$425,558,024

Capital Preservation Fund	423,058,384	423,058,384	402,465,704

S&P 500 Index Fund	301,483,522	301,483,522	312,414,499

EuroPacific Growth Fund	112,357,809	112,357,809	81,428,430

Moderate Growth Lifestyle Fund	120,395,021	120,395,021	119,698,151

Allegiant Large Cap Equity Growth Fund	94,166,949	94,166,949	103,503,938

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

6.    Non-Participant Directed Investments

Net assets available for benefits and changes in net assets available for benefits relating to non-participant directed investments of the Plan as of December 31, 2005 and December 30, 2005 and 2004 and for the periods then ended are as follows:

	December 31,	December 30,	December 30,
	2005	2005	2004

Assets:
FirstEnergy common stock*	$370,589,240	$370,589,240	$289,984,482

Net assets available for benefits	$370,589,240	$370,589,240	$289,984,482

Changes in net assets available for benefits:
Employer contributions	$-	$2,385,835	$31,847,951
Interest and dividends	-	14,685,285	13,737,816
Net appreciation in fair value
of investments	-	82,800,375	39,831,042
Distributions to Participants	-	(12,477,779)	(14,969,571)
Transfers, net	-	(1,234,709)	(1,893,703)
ESOP interest expense/Fees	-	(5,554,249)	(9,655,009)

Increase in net assets available for benefits	$-	$80,604,758	$58,898,526

* Net of ESOP loan of $65.9 million, $65.9 million and $60.9 million, respectively.

7.   Contributions

Employer Contributions
The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for certain former GPU unions. Certain former GPU union participants receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved, an additional $0.05, up to a maximum of $0.25, on each $1.00 of the first 6% of compensation contributed by an employee. However, certain former GPU union participants receive no bonus match. The Companies' contributions are always invested in FirstEnergy common stock, except for those former GPU union participants that are currently matched in cash.

The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Benefits. Effective February 11, 2002, Participants who are at least 55 years of age with ten years in the ESOP are provided the ability to diversify a portion of their company matching portfolio. The first participants to elect this option became eligible in 2002.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

Employee Contributions
Employees can invest between 1% and 20% (21% for employees represented by IBEW Local 777 and IBEW System Council U-3, 22% for employees represented by IBEW Local 459 or UWUA Local 180) of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $14,000 for 2005 and $13,000 for 2004. Participants who are at least 50 years of age can elect to defer an additional $4,000 annually in 2005 and $3,000 annually in 2004. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.

8.        Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair value on the date it is withdrawn.

9.	Related Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by State Street Investments. State Street Bank and Trust Company, a related company, is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

10.      Guaranteed Investment Contracts

The Plan holds fully benefit-responsive guaranteed investment contracts (GICs), which are presented at contract value in the Statements of Net Assets Available for Benefits as previously stated in Note 4. The fair values of the GICs as of December 31, 2005 and December 30, 2005 were $432,111,835, and $419,583,137 as of December 30, 2004. The average yield of the contracts was 4.62% for the year ended 2005 and the one-day period ended December 31, 2005 and 4.20% for the year ended 2004. The crediting interest rate as of December 31, 2005 and December 30, 2005 was 4.71%, and 4.44%as of December 30, 2004. The GICs are measured at the contract value as determined by the insurers and banks and no valuation reserve in relation to the contract value is deemed necessary. The GICs in the Plan are of various types and have zero minimum crediting interest rates. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2005 and 2004 and the One-Day Period Ended December 31, 2005

11.      Subsequent Events

In 2006, the maximum company matching contribution upon meeting designated performance objectives was increased to $0.35 on each $1.00 of the first 6% of compensation contributed by the participant. The maximum matching contribution will be increased to $0.40 and $0.50 in 2007 and 2008, respectively. Effective January 1, 2006, the Company amended the Plan to allow all employees the ability to diversify all previously received company contributions made in the form of FE common stock to any investment option available (see Note 4 for investment options). All Company contributions posted by December 31, 2005 were immediately available for diversification. Company contributions made subsequent to January 1, 2006 are required to be held two years before they are eligible for diversification to alternative investment options.

On March 9, 2006, FirstEnergy sold 60% of its ownership in MYR, at which time the employees of MYR became ineligible to participate in the Plan. In June 2006, the Plan assets specific to the MYR employees of approximately $42 million were transferred out of the Plan to the Trustee of the buyer.

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30 and 31, 2005
#34-1843785 Plan 002

(a)	(b)	(c)	(d)	(e)
Description of investment,
including matruity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	Value

Participant loans:
	Various participants	Loans receivable with repayment
		interest from 5.0% to 10.8%	Not applicable	$ 35,292,036

Note: This schedule excludes the Plan’s interest in the Master Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for reporting and disclosure requirements under the Employee Retirement Income Security Act of 1974.

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 22, 2006

By: /s/ Ralph W. Smith
Ralph W. Smith
Chairperson
Savings Plan Committee